June 24, 2016

BY ELECTRONIC SUBMISSION

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:	BlackBerry Limited
Form 40-F for the Fiscal Year Ended February 29, 2016
Filed April 1, 2016
File No. 000-29898

Dear Mr. Spirgel:

This letter is in response to the comment letter, dated June 2, 2016, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Mr. James Yersh, Chief Financial Officer of BlackBerry Limited (“BlackBerry”, or the "Company"). References to “BlackBerry” or the "Company" also include, where applicable, any subsidiaries of BlackBerry.

COMMENT:

Exhibit 1.2 Audited Consolidated Financial Statements

Note 1. BlackBerry Limited and Summary of Significant Accounting Policies and Critical Accounting Estimates

Revenue Recognition

Software and Services, page 6

1.
For your outbound patent licensing agreements, it appears that you are recognizing the related revenues upon the signing of such agreements. Please tell us why revenues are not recognized over the terms of the outbound patent licensing agreements.

Response:

The Company has the following disclosure included in its revenue recognition policy in Note 1 - BlackBerry Limited and Summary of Significant Accounting Policies and Critical Accounting Estimates to the consolidated financial statements for Fiscal 2016 included in its 40-F:

"The Company recognizes revenue as earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue."

...

"The Company’s outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims. Revenue from patent licensing agreements is recorded when the four major criteria of revenue recognition noted above are met. These criteria are generally fulfilled upon mutual signing of the license agreement."

In determining the period of time over which the revenues for outbound patent licensing agreements ("Agreements") are recognized, the Company considers whether the licenses in the Agreements ("Licenses") are 'perpetual' (without expiry) or 'term' (expiring at some point in the future) in nature and what, if any, obligations the Company has upon the execution of the Agreement which may impact the 'delivery' criterion of revenue recognition. In general and as described in the above disclosure, the Agreements entered into by the Company generally provide the licensee with a non-exclusive, non-transferable License to certain of the Company's patents, with a covenant not to enforce any patent rights against the licensee, and a release from potential past infringement.

For perpetual Licenses the Company considers whether or not it has any future obligations under the Agreement. If no such future obligations exist, then the Company has met the delivery criterion and revenue is recognized so long as the other three criteria for revenue recognition have also been met. If the Licenses are perpetual in nature but provide for obligations in the future which must be fulfilled by the Company, then the Company will not meet the delivery criterion until those obligations are met and revenue recognition is deferred until that time. There are no future obligations associated with the Company's existing perpetual Licenses.

For term-based Licenses, the Company recognizes revenue ratably over the Agreement term.

In future annual filings, the Company will include a clarification of its policy with respect to Agreements, as follows:

"The Company’s outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements may be perpetual or term in nature, and grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims. Revenue from patent licensing agreements is recorded when the four major criteria of revenue recognition noted above are met. For perpetual agreements, these criteria are generally fulfilled upon the beginning of the license period, coinciding with the mutual signing of the license agreement. For term based agreements, these criteria are generally considered to be fulfilled over the life of the agreement and revenue is recognized ratably."

* * *

In connection with this response letter, BlackBerry acknowledges that:

•	BlackBerry is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	BlackBerry may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/S/ James Yersh

James Yersh, CPA, CA
Chief Financial Officer

cc:    Steven Zipperstein, Esq., Chief Legal Officer and Corporate Secretary
Phil Kurtz, Esq., Deputy General Counsel & Assistant Corporate Secretary
David W. Pollak, Esq., Morgan, Lewis & Bockius LLP
Lisa Portnoy, Ernst & Young LLP
Martin Lundie, Ernst & Young LLP
Members of the Audit Committee of the Company’s Board of Directors:
                                Barbara Stymiest, Timothy Dattels, Laurie Smaldone Alsup, Wayne Wouters

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